Item 1

                                 AERCO Limited
                             Report to Noteholders
                   All numbers in US$ unless otherwise stated


          Payment Date: 15 May 2000.
          Calculation Date: 9 May, 2000.
(i)  ACCOUNT ACTIVITY SUMMARY (Between Calculation Dates)

          ------------------------------------------------------------------------------------------------------------
                                              Prior Balance        Deposits           Withdrawals      Balance on
                                                                                                    Calculation Date
          ------------------------------------------------------------------------------------------------------------
                                                11-Apr-00                                               09-May-00

          Lessee Funded Account                          0.00               0.00               (0.00)            0.00
          Aircraft Purchase Account                      0.00               0.00               (0.00)            0.00
          Expense Account (note ii)              4,034,606.88       1,489,640.03       (3,538,909.46)    1,985,337.45
          Collection Account (note iii)         66,099,041.52      10,082,816.39       (9,794,741.52)   66,387,116.39
          ------------------------------------------------------------------------------------------------------------
           -  Liquidity Reserve                 40,000,000.00                                           40,000,000.00
           -  Security Deposit                  16,304,000.00                                           15,075,800.00
           -  Other Collections                  9,794,741.52                                           11,311,316.39
          ------------------------------------------------------------------------------------------------------------
          Total                                 70,133,648.40      11,572,456.42      (13,333,650.98)   68,372,453.84
          ------------------------------------------------------------------------------------------------------------

(ii) ANALYSIS OF EXPENSE ACCOUNT ACTIVITY

          -----------------------------------------------------------------------------------------------------
          Balance on Previous Calculation Date (11 April, 2000)                                   4,034,606.88
          Transfer from Collection Account                                                        1,473,704.51
          Interest Earned during period                                                              15,935.52
          Payments during period between previous Calculation Date
               and the relevant Calculation Date:                                                            0
           - Payments on previous Payment Date                                                     (508,311.39)
           - Other payments                                                                      (3,030,598.07)
                                                                                              -----------------
          Balance on relevant Calculation Date (9 May, 2000)                                      1,985,337.45
          -----------------------------------------------------------------------------------------------------

(iii)ANALYSIS OF COLLECTION ACCOUNT ACTIVITY
          -----------------------------------------------------------------------------------------------------
          Balance on Previous Calculation Date (11 April, 2000)                                  66,099,041.52
          Collections during period                                                               9,958,211.61
          Swap receipts                                                                             124,604.78
          Transfer to Expense Account                                                            (1,444,319.62)
          Net transfer to Lessee Funded Accounts                                                          0.00
          Transfer from the Aircraft Purchase Account                                                     0.00
          Transfer from the Tax Defeasance Account                                                        0.00
          Drawings under credit or liquidity enhancement facilities                                       0.00
          Aggregate Note Payments                                                                (8,321,037.01)
          Swap payments                                                                             (29,384.89)
          Repayments of drawings under credit or liquidity enhancement facilities                         0.00
                                                                                              -----------------
          Balance on relevant Calculation Date (9 May, 2000)                                     66,387,116.39
          -----------------------------------------------------------------------------------------------------

                                 AERCO Limited
                             Report to Noteholders
                   All numbers in US$ unless otherwise stated


(iii)ANALYSIS OF COLLECTION ACCOUNT ACTIVITY (Cont'd)

================================================================================
           ANALYSIS OF CURRENT PAYMENT DATE DISTRIBUTIONS
          Priority of Payments
       (i)Required Expense Amount                                  5,000,000.00
      (ii)a) Class A Interest                                      2,720,782.55
          b) Swap Payments                                                 0.00
     (iii)First Collection Account Top-up                         15,000,000.00
      (iv)Class A Minimum Principal                                        0.00
       (v)Class B Interest                                           397,168.77
      (vi)Class B Minimum Principal                                        0.00
     (vii)Class C Interest                                           490,895.28
    (viii)Class C Minimum Principal                                        0.00
      (ix)Class D Interest                                           566,666.67
       (x)Class D Minimum Principal                                        0.00
      (xi)Second Collection Account Top-up                        40,075,800.00
     (xii)Class A Scheduled Principal                                      0.00
    (xiii)Class B Scheduled Principal                                366,832.35
     (xiv)Class C Scheduled Principal                                 65,682.00
      (xv)Class D Scheduled Principal                                      0.00
     (xvi)Modification Payments                                            0.00
    (xvii)Soft Bullet Note Step Up Interest                                0.00
   (xviii)Class A Supplemental Principal                           3,242,783.66
     (xix)Class E Interest                                                 0.00
      (xx)Class B Supplemental Principal                                   0.00
     (xxi)Class A Outstanding Principal                                    0.00
    (xxii)Class B Outstanding Principal                                    0.00
   (xxiii)Class C Outstanding Principal                                    0.00
    (xxiv)Class D Outstanding Principal                                    0.00
     (xxv)Subordinated Swap Payments                                       0.00
    (xxvi)Subordinated Tax Related Disposition Payments                    0.00
   (xxvii)Class E Accrued Unpaid Interest                                  0.00
  (xxviii)Class E Outstanding Principal                                    0.00
                                                              ------------------
Total Payments with respect to Payment Date                       67,926,611.28
      Less Collection Account Top-Ups ((iii) and (xi)above)      (55,075,800.00)
                                                                ----------------
                                                                  12,850,811.28
                                                                ================

                                 AERCO Limited
                             Report to Noteholders
                   All numbers in US$ unless otherwise stated


(iv) PAYMENT ON THE NOTES

-----------------------------------------------------------------------------------------------------------------------
(a)  FLOATING RATE NOTES                                      A-1              A-2              B-1                C-1
     -------------------
     Applicable LIBOR                                    6.13000%         6.13000%         6.13000%           6.13000%
     Applicable Margin                                   0.19000%         0.32000%         0.60000%           1.35000%
     Applicable Interest Rate                            6.32000%         6.45000%         6.73000%           7.48000%
     Interest Amount Payable                         1,671,288.89     1,049,493.66       397,168.77         490,895.28
     Step Up Interest Amount                                 0.00             0.00             0.00               0.00

     Opening Principal Balance                     340,000,000.00   209,201,393.31    75,876,011.77      84,378,486.00
     Minimum Principal Payment Amount                        0.00             0.00                                0.00
     Scheduled Principal Payment Amount                      0.00             0.00       366,832.35          65,682.00
     Supplemental Principal Payment Amount                   0.00     3,242,783.66             0.00               0.00
     Outstanding Principal Payment Amount                    0.00             0.00             0.00               0.00
     Total Principal Distribution Amount                     0.00     3,242,783.66       366,832.35          65,682.00
     Redemption Amount
      - amount allocable to principal                        0.00             0.00             0.00               0.00
      - premium allocable to premium                         0.00             0.00             0.00               0.00
                                                  ---------------------------------------------------------------------
     Outstanding Principal Balance (May 15, 2000)) 340,000,000.00   205,958,609.65    75,509,179.42      84,312,804.00
-----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------
(b)  FIXED RATE NOTES                                               D-1
     ----------------
     Applicable Interest Rate                                   8.5000%
     Interest Amount Payable                                 566,666.67

     Opening Principal Balance                            80,000,000.00
     Minimum Principal Payment Amount                              0.00
     Scheduled Principal Payment Amount                            0.00
     Redemption Amount
      - amount allocable to principal                              0.00
      - amount allocable to premium                                0.00
     Actual Pool Factor                                       1.0000000
                                                      ------------------
     Outstanding Principal Balance (May 15, 2000))        80,000,000.00
------------------------------------------------------------------------

                                 AERCO Limited
                             Report to Noteholders
                   All numbers in US$ unless otherwise stated


(v)  FLOATING RATE NOTE INFORMATION FOR NEXT INTEREST ACCRUAL PERIOD
     (Aggregate Amounts)
--------------------------------------------------------------------------------
                                      A-1         A-2         B-1           C-1
     Applicable LIBOR            6.52250%    6.52250%    6.52250%      6.52250%
     Applicable Margin           0.19000%    0.32000%    0.60000%      1.35000%
     Applicable Interest Rate    6.71250%    6.84250%    7.12250%      7.87250%
--------------------------------------------------------------------------------

(vi) CURRENT PERIOD PAYMENTS Per $100,000 Initial Outstanding
     Principal Balance of Notes)

--------------------------------------------------------------------------------
(a)  FLOATING RATE NOTES

                                      A-1         A-2         B-1            C-1

     Opening Principal Amount    3,400.00    2,092.01      758.76         843.78
     Total Principal Payments        0.00       32.43        3.67           0.66
                                ------------------------------------------------
     Closing Outstanding
       Principal Balance         3,400.00    2,059.59      755.09         843.13

     Total Interest                 16.71       10.49        3.97           4.91
     Total Premium                   0.00        0.00        0.00           0.00
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------
(b)  FIXED RATE NOTES
                                                                         D-1

     Opening Principal Amount                                         800.00
     Total Principal Payments                                           0.00
                                                           ------------------
     Outstanding Principal Balance                                    800.00

     Total Interest                                                     5.67
     Total Premium                                                      0.00